Exhibit 20.1

                        MSGi Completes Private Placement
       An Affiliate Of Credit Suisse First Boston Makes Investment In MSGi

New York,  NY - February  25, 2000 - Marketing  Services  Group,  Inc.  (Nasdaq:
MSGI), an Internet incubator and integrated marketing services industry leader, today announced at its annual shareholders meeting in New York that it has completed a $30 million strategic private placement of its Series E Convertible Preferred Stock. The shares were purchased by Marshall Capital Management, an affiliate of Credit Suisse First Boston and by funds managed by Rose Glen Capital Management.

"Proceeds from this strategic round will be used for general working capital including additional minority Internet investments. We are very pleased to begin our relationship with Credit Suisse First Boston and will be a presenting company at their Global Services Conference next week. Rose Glen Capital, which has invested $100million in CMGI since December 1998, is a welcome addition to our growing number of institutional investors that have embraced our Internet strategy," commented Jeremy Barbera, Chairman and Chief Executive Officer of MSGi.

Marshall Capital is a proprietary investment vehicle that invests First Boston capital into small capitalization emerging growth companies after careful fundamental due diligence. Marshall's investment strategy is to form long term partnerships with its issuers. Other recent investments that have been made by Marshall include Click2Learn.com (NASDAQ:CLKS) and Webb Interactive Services (NASDAQ:WEBB).

Rose Glen Capital is an asset management firm which makes direct investments in publicly traded companies with promising growth potential and superior management. The firm has made similar investments over the last few years in companies such as CMGI, Inc. (NASDAQ:CMGI), Geron Corporation (NASDAQ:GERN),
Lernout Hauspie Speech Products N.V. (NASDAQ:LHSP) and Softnet Systems, Inc. (NASDAQ: SOFN).



About MSGi
----------
Marketing Services Group, Inc. is a leader in the Internet incubation and integrated marketing services industries. MSGi's revenues have grown from $16 million in fiscal 1996 to in excess of $110 million on an annualized basis. GE Capital is the owner of a 16 percent stockholder position in MSGi and CMGI is the owner of a 9 percent stockholder position in MSGi.


MSGi is organized into two business divisions: The Internet Group and The Direct Group. The Internet Group's mission is to acquire, invest in and incubate Internet companies. Its preliminary focus is on WiredEmpire and its Marketing Agent technology. MSGi plans to expand into other strategic areas. The Internet Group provides Internet marketing, e-commerce applications, Web development and hosting, online ad sales and consulting. The Direct Group provides strategic planning, direct marketing, database marketing, telemarketing, telefundraising, media planning and buying. Through this business segment, MSGi will continue to grow by leveraging the synergies it has across all its companies in marketing, technology and capabilities.


Thousands of clients worldwide are provided services by MSGi, which has offices throughout the United States and in London. Corporate headquarters are located at 333 Seventh Ave., New York, NY 10001. Telephone: 917-339-7100. Additional information is available on the company's Website: http://www.msginet.com.



Matters discussed in this release include forward-looking statements that involve risks and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ are stated in the company's reports to the Securities and Exchange Commission including its 10-Q for the period ended December 31, 1999 and the annual report on Form 10-K for the year ended June 30, 1999.